Filed by: ING Mutual Funds (SEC File Nos.: 33-56094; 811-07428) and ING Equity Trust (SEC File Nos.: 333-56881; 811-08817) pursuant to Rule 425 under the Securities Act of 1933, as amended.

ING Email Template

Wholesaler Information: Variable

Dear Mr/Mrs Financial Advisor –

Effective November 13, 2012, ING Investments, LLC, will be removing Tradewinds Global Investors, LLC as the subadvisor for the three funds listed below following the departure of co-founder and CIO David Iben and several other investment personnel.

The impacted funds are:

•      ING Value Choice Fund (“Value Choice Fund”)

•      ING Global Value Choice Fund (“Global Value Choice Fund”)

•      ING International Value Choice Fund (“International Value Choice Fund”)

ING Investment Management Co. LLC (“ING IM”) will be appointed sub-advisor and manage the Funds through March 23, 2013.  At that time, pending a positive shareholder vote, these funds will be merged as detailed below.

•      ING Value Choice Fund

•      Pending shareholder approval, reorganization of ING Value Choice Fund into ING Large Cap Value Fund, on or about March 23, 2013

•      Portfolio Managers Chris Corapi and Bob Kloss

•      ING Global Value Choice & ING International Value Choice Fund

•      ING Global Value Choice will have a name and strategy change to “ING International Value Equity Fund,” effective November 30, 2012

•      Pending shareholder approval, reorganization of ING International Value Choice Fund into ING International Value Equity Fund (formerly ING Global Value Choice Fund), effective March 23, 2012

•      Martin Jansen, David Rabinowitz and Joseph Vultaggio will manage the Funds

Investors will experience a reduction in Fund expense limitation agreements, effective November 30, 2012.  For example, the proposed Class A expense limits are set out below:

•      ING Value Choice - 1.40% reduced to 1.25%

•      ING Global Value Choice – 1.50% reduced to 1.35%

•      ING International Value Choice – 1.60% reduced to 1.35%

For more information, please contact your ING Wholesaler.

Thank you,

ING Wholesaler

For financial professional use only. Not for inspection by, distribution or quotation to, the general public.

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